Exhibit 18.1

February 20, 2013
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, TX 77046
Dear Sirs/Madams:
We have audited the financial statements of Boardwalk Pipeline Partners, LP as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 20, 2013, which expresses an unqualified opinion. Note 2 to such financial statements contains a description of your adoption during the year ended December 31, 2012 of the change in the date for the annual goodwill impairment test from December 31 to November 30. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.
Yours truly,

/s/ Deloitte & Touche LLP
Houston, Texas